Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three and nine-month period ended September 30, 2020, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “scheduled,” “should,” “will” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation: the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 31, 2020 (the “Registration Statement”) and under “Risk Factors” in this interim report. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Immatics logo , XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR™, TCER™, AbsQuant™, IMADetect™ and other trademarks or service marks of Immatics appearing in this interim report are the property of the company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this interim report are presented without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This interim report contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this interim report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics,” “we,” “our,” “us,” “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics U.S. Inc.

Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	September 30, 2020	December 31, 2019*
		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents		233,676	103,353
Other financial assets	3	25,624	16,023
Accounts receivable		1,049	957
Other current assets	5	6,518	3,667

Total current assets		266,867	124,000
Non-current assets
Property, plant and equipment	10	7,753	4,720
Intangible assets	10	969	1,008
Right-of-use assets	10	6,814	3,287
Other non-current assets		632	1,262

Total non-current assets		16,168	10,277

Total assets		283,035	134,277

Liabilities and shareholders’ deficit
Current liabilities
Provisions	11	2,038	50
Accounts payable		9,743	7,082
Deferred revenue	6	60,614	59,465
Lease liabilities		1,939	1,411
Other current liabilities	12,13	1,856	1,288

Total current liabilities		76,190	69,296
Non-current liabilities
Deferred revenue	6	80,295	101,909
Lease liabilities		4,891	1,823
Other non-current liabilities	13	—	2,084

Total non-current liabilities		85,186	105,816
Shareholders’ equity (deficit)
Share capital		629	1,164
Share premium		564,852	190,945
Accumulated deficit		(439,665)	(233,194)
Other reserves		(4,157)	(770)

Total equity (deficit) attributable to shareholders of the parent		121,659	(41,855)
Non-controlling interest		—	1,020

Total shareholders’ equity (deficit)		121,659	(40,835)

Total liabilities and shareholders’ equity (deficit)		283,035	134,277

*	See Note 3 for details regarding the change in presentation of Other financial assets

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Loss of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
		(Euros in thousands, except share and per share data)		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	6	7,871	5,056	21,807	14,065
Research and development expenses		(17,485)	(10,233)	(46,236)	(27,964)
General and administrative expenses		(9,215)	(2,769)	(25,488)	(7,147)
Other income		32	190	232	315

Operating result		(18,797)	(7,756)	(49,685)	(20,731)
Financial income	7	1,188	2,844	1,943	3,339
Financial expenses	7	(6,717)	(61)	(6,499)	(158)
Share listing expense	8	(152,787)	—	(152,787)	—

Financial result		(158,316)	2,783	(157,343)	(3,181)

Loss before taxes		(177,113)	(4,973)	(207,028)	(17,550)
Taxes on income		—	—	—	—

Net loss		(177,113)	(4,973)	(207,028)	(17,550)
Attributable to:
Equity holders of the parent		(177,113)	(4,711)	(206,471)	(16,859)
Non-controlling interest		—	(262)	(557)	(691)

Net loss		(177,113)	(4,973)	(207,028)	(17,550)

Net loss per share—basic and diluted		(2.82)	(0.14)	(4.80)	(0.51)
Weighted average shares outstanding—basic and diluted		62,908,617	33,093,838	43,032,098	33,093,838

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

		Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
		(Euros in thousands)		(Euros in thousands)
Net Loss		(177,113)	(4,973)	(207,028)	(17,550)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss, net of tax		—	—	—	—
Currency translation differences from foreign operations		(3,487)	(727)	(3,387)	(735)

Total comprehensive loss for the period		(180,600)	(5,700)	(210,415)	(18,285)
Attributable to:
Equity holders of the parent		(180,600)	(5,438)	(209,858)	(17,594)
Non-controlling interest		—	(262)	(557)	(691)

Total comprehensive loss for the period		(180,600)	(5,700)	(210,415)	(18,285)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Nine months ended September 30,
	2020	2019*
	(Euros in thousands)
Cash flows from operating activities
Loss before taxation	(207,028)	(17,550)
Adjustments for:
Interest income	(1,072)	(439)
Depreciation and amortization	3,466	2,795
Interest expense	188	138
Share listing expense	152,787	—
Equity settled share-based payment	15,031	116
MD Anderson compensation expense	45	503
(Decrease) Increase in other liabilities resulting from share appreciation rights	(1,893)	151
Payment related to share-based compensation awards previously classified as equity-settled	(4,322)	—
Changes in working capital
Decrease (increase) in accounts receivable	328	(720)
(Increase) decrease in other assets	(2,211)	432
(Increase) decrease in accounts payable and other current liabilities	(16,026)	56,739
Interest received	1,030	341
Interest paid	(188)	(138)

Net cash provided by/(used in) operating activities	(59,865)	42,368

Cash flows from investing activities
Payments for property, plant and equipment	(5,864)	(1,403)
Cash paid for investments classified in Other financial assets	(58,482)	(4,450)
Cash received from maturity of investments classified in Other financial assets	48,881	17,551
Payments for intangible assets	(86)	(60)
Proceeds from disposal of property, plant and equipment	—	97

Net cash provided by/(used in) investing activities	(15,551)	11,735

Cash flows from financing activities
Proceeds from issuance of shares to equity holders of the parent	209,369	—
Payments for leases	(1,633)	(1,395)

Net cash provided by/(used in) financing activities	207,736	(1,395)

Net increase in cash and cash equivalents	132,320	52,708

Cash and cash equivalents at beginning of period	103,353	39,367

Effects of exchange rate changes on cash and cash equivalents	(1,997)	16

Cash and cash equivalents at end of period	233,676	92,091

*	See Note 3 for details regarding the revision as a result of a correction in classification of Other financial assets

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity attributable to shareholders of the parent	Non-controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2019		1,164	190,793	(201,623)	(741)	(10,407)	1,236	(9,171)
Other comprehensive loss		—	—	—	(735)	(735)	—	(735)
Net loss		—	—	(16,858)	—	(16,858)	(691)	(17,549)

Comprehensive loss for the year		—	—	(16,858)	(735)	(17,593)	(691)	(18,284)
Equity-settled tandem awards		—	116	—	—	116	—	116
MD Anderson milestone compensation expense		—	—	—	—	—	503	503

Balance as of September 30, 2019		1,164	190,909	(218,481)	(1,476)	(27,884)	1,048	(26,836)
Balance as of January 1, 2020		1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss		—	—	—	(3,387)	(3,387)	—	(3,387)
Net loss		—	—	(206,471)	—	(206,471)	(557)	(207,028)

Comprehensive loss for the year		—	—	(206,471)	(3,387)	(209,858)	(557)	(210,415)
Reorganization	2	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	2	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	2	104	89,749	—	—	89,853	—	89,853
ARYA Merger, net of transaction costs	2,8	180	272,122	—	—	272,302	—	272,302
SAR conversion	13	7	(7)	—	—	—	—	—
Total issuance of share capital		298	362,365	—	—	362,663	(508)	362,155
Equity-settled share-based compensation	13	—	15,031	—	—	15,031	—	15,031
Payment related to share-based compensation awards previously classified as equity-settled	13	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense		—	—	—	—	—	45	45

Balance as of September 30, 2020		629	564,852	(439,665)	(4,157)	121,659	—	121,659

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH and Immatics US Inc. became subsidiaries of Immatics N.V. as part of the ARYA Merger (defined below) on July 1, 2020. Immatics N.V is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany. Prior to July 1, 2020, Immatics N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by Immatics Biotechnologies GmbH and its U.S. subsidiary Immatics US, Inc. Therefore, the Group’s consolidated financial statements are a continuation of the financial statements of Immatics Biotechnologies GbmH with the exception that the accounting acquirer’s legal capital is adjusted to reflect the legal capital of the legal parent. The comparable financial results for the year ended December 31, 2019 as well as the three and nine months ended September 30, 2019 were not restated and reflect the consolidated financial statements of Immatics Biotechnologies GmbH.

These interim condensed consolidated financial statements of the Group for the three and nine months ended September 30, 2020 were authorized for issue by the Management Board of Immatics N.V. on December 1, 2020.

2. Significant events and changes in the current reporting period

The Group was affected by the following events or transactions during the nine months ended September 30, 2020.

ARYA Merger

On March 17, 2020, Immatics entered into a definitive merger agreement with ARYA Sciences Acquisition Corp. (“ARYA”), a special purpose acquisition company sponsored by Perceptive Advisors. The transaction closed on July 1, 2020. The merger (“ARYA Merger”) was effectuated as follows:

•

The shareholders of Immatics Biotechnologies GmbH exchanged their interest for ordinary shares in the share capital of Immatics B.V. (“the Reorganization”). The Reorganization is accounted for as a recapitalization, with Immatics Biotechnologies GmbH being the accounting predecessor. The Reorganization resulted in a €0.8 million decrease in share capital and an offsetting increase in share premium. Subsequent to the Reorganization, Immatics B.V. was converted into Immatics N.V., after the share exchange of Immatics shareholders.

As part of the Reorganization, the minority shareholder in Immatics US, Inc., MD Anderson Cancer Center (“MD Anderson”) exchanged its interest in Immatics US, Inc. for ordinary shares in the share capital of Immatics N.V. (“MD Anderson Share Exchange”). This resulted in a decrease to non-controlling interest of €0.5 million, with corresponding increases to share capital and share premium.

•

ARYA merged into Immatics N.V., with former ARYA shareholders receiving one ordinary share of Immatics N.V. for each issued and outstanding ordinary share of ARYA and one warrant to purchase ordinary shares in Immatics N.V., for each issued and outstanding warrant to acquire ordinary shares in ARYA. The merger of ARYA constituted an acquisition by Immatics N.V., which is accounted for within the scope of IFRS 2.

As part of the transaction, former shareholders of ARYA received 17,968,750 shares of Immatics N.V. and 7,187,500 warrants (“Immatics Warrants”) to purchase ordinary shares of Immatics N.V. In exchange, Immatics received the net assets held by ARYA, which had a fair value of €124.9 million upon closing of the transaction on July 1, 2020. The net assets included €128.8 million of cash and cash equivalents held in ARYA’s trust account and current liabilities of €3.9 million.

In accordance with IFRS 2, the difference between the fair value of the net assets contributed by ARYA and the fair value of equity instruments provided to former ARYA shareholders is treated as an expense, resulting in a €152.8 million Share listing expense classified within the Financial result (See Note 8).

•

Immatics N.V. raised an additional net €89.8 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of Immatics, ARYA and other new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €0.1 million and €89.7 million to share capital and share premium, respectively.

Both the ARYA Merger and PIPE Financing closed as of July 1, 2020. Upon consummation of the transactions, Immatics N.V. became a publicly traded corporation at the Nasdaq Capital Market under the ticker IMTX. The Immatics Warrants are traded under the ticker IMTXW. Immatics incurred incremental transaction costs directly attributable to the ARYA Merger and the PIPE Financing of €8.6 million, which it netted against the equity proceeds as a reduction in share premium.

Immatics also amended existing share-based compensation agreements held by employees of Immatics GmbH prior to the ARYA Merger (See Note 13), in addition to making additional cash and share-based payments to key management personnel (See Note 14).

COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. While initially concentrated in China, spread of the outbreak is now worldwide. On January 30, 2020, the World Health Organization declared the outbreak a pandemic and a global emergency. In response, many countries and businesses instituted travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

Management continues to monitor the situation and enacted significant measures to protect the Group’s supply chain, employees, and the execution of clinical trials. To date, the pandemic has resulted in a slowdown in activities related to the Group’s laboratory operations and at some of its suppliers. The ongoing spread of COVID-19 may also negatively impact the Group’s ability to conduct clinical trials, including potential delays and restrictions on the Group’s ability to recruit and retain patients, principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. Immatics continues to expand its clinical programs with additional clinical trial sites opening in the U.S. and in Europe.

Due to COVID-19, the Group has also experienced delays in research activities performed under its collaboration agreements. Consequently, the Group recognized less revenue under these agreements during the first three quarters of 2020 than previously planned. Management believes the declines in revenue associated with the delay in research activities are largely temporary, as the revenue is primarily associated with non-refundable upfront payments recognized on a cost-to-cost basis. COVID-19 may continue to impact the timing and amount of revenue recognized under these agreements in the future.

3. Significant accounting policies

Basis of presentation

The interim condensed consolidated financial statements of the Group as of September 30, 2020 and for the three and nine months ended September 30, 2020 and 2019 have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRS IC”).

The interim condensed consolidated financial statements are presented in Euros. Amounts are stated in thousands of Euros, unless otherwise indicated.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019. The new and amended standards and interpretations applied for the first time as of January 1, 2020, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2019, had no impact on the interim condensed consolidated financial statements of the Group for the three and nine months ended as of September 30, 2020.

The Group had a non-controlling interest, representing approximately 3.96% of the Group’s Immatics US, Inc. subsidiary as of December 31, 2019. On July 1, 2020 and as part of the ARYA Merger, the non-controlling interest of MD Anderson in Immatics US, Inc. was exchanged for ordinary shares in Immatics N.V.

As of September 30, 2020, Immatics is a counterparty in foreign exchange forward contracts. The contracts do not meet the criteria to apply hedge accounting and are therefore separately accounted for and measured at fair value. Any change in the fair value is accounted for within the Statement of Loss.

Short-term deposits, which have an original maturity between three and nine months, were previously classified within Other current assets and have been retrospectively presented as a separate line item, Other financial assets, within the Statement of Financial Position. This change resulted in a reclassification of €25.6 million as of September 30, 2020 and €16.0 million as of December 31, 2019. This change in presentation was made after review of the Group’s financial statements subsequent to the ARYA Merger to ensure better comparability of the financial statements with peer companies and provide more relevant presentation within the Group’s financial statements.

Correction of classification of Statement of Cash Flows

During the third quarter of 2020, the Group identified and corrected the classification of short-term deposits with an original maturity dates between three and nine months within the Statement of Cash Flows which resulted in a misclassification within the Statement of Cash Flows since 2018. The Company has evaluated the effect of this misclassification, both qualitatively and quantitatively, and concluded that the correction did not have a material impact on, nor require amendment of, any previously filed financial statements. In the Statement of Cash Flows, the changes in short-term deposits were previously classified as (Increase) decrease in other assets within operating activities and has been retrospectively corrected and presented as separate line items within investing activities.

This correction of classification resulted in the following impact to the Statement of Cash Flows:

	Year ended December 31, 2019			Year ended December 31, 2018
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(Increase) decrease in other assets	(4,419)	2,922	(1,497)	(7,493)	13,101	5,608
Net cash provided by operating activities	68,045	2,922	70,967	7,583	13,101	20,684
Cash paid for investments classified in Other financial assets	—	(20,473)	(20,473)	—	(13,101)	(13,101)
Cash received from maturity of investments classified in Other financial assets	—	17,551	17,551	—	—	—
Net cash used in investing activities	(2,137)	(2,922)	(5,059)	(413)	(13,101)	(13,514)

Total effect on Cash Flow	—	—	—	—	—	—

	Three months ended March 31, 2020			Three months ended March 31, 2019
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(Increase) decrease in other assets	(17,209)	16,836	(373)	8,919	(8,651)	268
Net cash provided by/ (used in) operating activities	(28,286)	16,836	(11,450)	(248)	(8,651)	(8,899)
Cash paid for investments classified in Other financial assets	—	(32,859)	(32,859)	—	(4,450)	(4,450)
Cash received from maturity of investments classified in Other financial assets	—	16,023	16,023	—	13,101	13,101
Net cash provided by/ (used in) investing activities	(2,387)	(16,836)	(19,223)	(333)	8,651	8,318

Total effect on Cash Flow	—	—	—	—	—	—

	Six months ended June 30, 2020			Six months ended June 30, 2019
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(Increase) decrease in other assets	14,917	(16,023)	(1,106)	13,256	(13,101)	155
Net cash used in operating activities	(11,716)	(16,023)	(27,739)	(4,961)	(13,101)	(18,062)
Cash paid for investments classified in Other financial assets	—	(32,859)	(32,859)	—	(4,450)	(4,450)
Cash received from maturity of investments classified in Other financial assets	—	48,882	48,882	—	17,551	17,551
Net cash provided by/ (used in) investing activities	(4,550)	16,023	11,473	(1,114)	13,101	11,987

Total effect on Cash Flow	—	—	—	—	—	—

There is no impact on the Group’s Consolidated Statement of Financial Position, Consolidated Statement of Changes in Shareholders’ Deficit, Consolidated Statement of Loss or Net loss per share, Consolidated Statement of Comprehensive Loss, and no impact to financing cash flows for any of the periods presented.

4. Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Other current assets

	As of
	September 30, 2020	December 31, 2019
	(Euros in thousands)
Grant receivable	737	998
Prepaid expenses	3,442	1,236
Value added tax receivable	587	768
Capitalized transaction costs	—	48
Other assets	1,752	617

Other current assets	6,518	3,667

The Group recognizes receivables for government grants, when it is reasonably assured that the grant will be received, and all contractual conditions have been complied with. As of September 30, 2020, and December 31, 2019, no receivables were considered impaired.

Prepaid expenses include prepaid insurance expenses of €1.3 million as of September 30, 2020 and €0.1 million as of December 31, 2019, as well as €0.7 million fees paid for the successful arrangement of the Celgene Switzerland LLC (“BMS”) and Genmab A/S (“Genmab”) collaboration agreements as of September 30, 2020 and €0.6 million as of December 31, 2019.

Other assets include positive market values of a forward contract of €0.9 million and VAT advance payment of €0.6 million as of September 30, 2020.

6. Revenue from collaboration agreements

The Group earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of September 30, 2020, the Group had four strategic collaboration agreements in place. All collaboration agreements are still at pre-clinical stage. During the nine months ended September 30, 2020, the Group did not enter into any new collaboration agreements.

The Group earned revenue from collaboration agreements from the following collaborators during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Euros in thousands)		(Euros in thousands)
Amgen	381	1,486	3,093	5,302
Genmab	4,056	3,416	8,571	8,609
BMS	2,158	154	7,822	154
GSK	1,276	—	2,321	—

Total	7,871	5,056	21,807	14,065

As of September 30, 2020, the Group has not recognized any royalty or milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of September 30, 2020, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements.

Deferred revenue related to the collaboration agreements consists of the following as of September 30, 2020 and December 31, 2019:

	As of
	September 30, 2020	December 31, 2019
	(Euros in thousands)
Current	60,614	59,465
Non-current	80,295	101,909

Total	140,909	161,374

7. Financial income and expenses

Financial income and financial expenses consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Euros in thousands)		(Euros in thousands)
Interest income from short-term deposits	317	187	1,072	439
Foreign currency gains	—	2,657	—	2,900
Gain on other financial instruments	871	—	871	—

Financial income	1,188	2,844	1,943	3,339
Interest expenses on current liabilities	(2)	(3)	(5)	(9)
Interest expenses from leases	(76)	(40)	(183)	(129)
Foreign currency losses	(6,467)	(18)	(6,139)	(19)
Losses on other financial instruments	(172)	—	(172)	—

Financial expenses	(6,717)	(61)	(6,499)	(158)

Foreign currency losses mainly consist of unrealized losses in connection with our USD holdings.

8. Share listing expense

As described in Note 2, the ARYA Merger led to a share listing expense. Immatics issued shares and warrants with a fair value of €277.7 million to ARYA shareholders, comprised of the fair value of Immatics shares, that were issued to ARYA shareholders of €13.53 per share, as well as a fair value of Immatics Warrants of €4.82 per share (price of ARYA shares at Closing of the ARYA Merger). In exchange, Immatics received the identifiable net assets held by ARYA, which had a fair value of upon closing of €124.9 million. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the ARYA Merger, in the amount of €152.8 million, is recognized as Share listing expense presented as part of the Financial result within the Consolidated Statement of Loss.

Details of the calculation of the Share listing expense are as follows:

(Euros in thousands, except share and per share data)
Description	Amount	Number of shares/warrants
(a) ARYA Ordinary Shares	—	17,968,750
(b) Closing price of ARYA Ordinary Shares on Nasdaq as of July 1, 2020	€13.53	—
(c) Fair value of TopCo Shares issued to ARYA shareholders (a * b)	€243,071	—
(d) Outstanding ARYA Public Warrants	—	7,187,500
(e) Closing price of ARYA Public Warrants on Nasdaq as of July 1, 2020	€4.82	—
(f) Fair value of outstanding ARYA Public Warrants (d * e)	€34,644	—
Total fair value of ARYA Ordinary Shares and ARYA Public Warrants (c + f)	€277,715	—
ARYA’s identifiable net assets	€124,927	—
IFRS 2 Expense on the closing date	€152,787	—

9. Income Tax

During the three and nine months ended September 30, 2020 and 2019, the Group generated losses in both Germany and the U.S. During the three and nine months ended September 30, 2020 and 2019, the Group’s German operations were subject to a statutory tax rate of 29.1%. In the U.S., the Group was subject to a corporate income tax rate of 21% during the three and nine months ended September 30, 2020 and 2019.

As of September 30, 2020, and December 31, 2019, no deferred tax assets have been recognized in respect of these losses, due to the uncertainty of the Group’s ability to generate taxable profits in the foreseeable future. The current assessment regarding the usability of deferred tax assets may change, depending on the Group’s taxable income in future years. This may result in higher or lower deferred tax assets related to tax losses carried forward.

Due to the ARYA Merger described in Note 2, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

10. Intangible assets, Property, plant and equipment and Right-of-use assets

During the three months ended September 30, 2020 and September 30, 2019, the Group acquired property, plant and equipment in the amount of €1.7 million and €0.2 million, respectively.

During the nine months ended September 30, 2020 and September 30, 2019, the Group acquired property, plant and equipment in the amount of €4.7 million and €1.4 million, respectively.

During the nine months ended September 30, 2020, new leases and extensions to existing lease agreements resulted in an increase in right-of-use assets in the amount of €3.5 million, mainly due to the commencement of a lease agreement of a new office building in Tübingen, Germany and a new office building in Houston, Texas. Additionally, two existing facility leases in Houston were extended. The Group used its incremental borrowing rate to calculate the initial lease liability.

11. Provisions

Provisions consisted of the following as of September 30, 2020 and December 31, 2019:

	As of
	September 30, 2020	December 31, 2019
	(Euros in thousands)
Other provision	50	50
Provision for bonuses	1,988	—

Total provisions	2,038	50

These amounts include provisions for the Group’s annual employee bonuses, which are due to be paid each December. These amounts are classified as a provision as of September 30, 2020, because the amount to be paid is uncertain. As of December 31, 2019, the Group had a liability for annual employee bonuses of €0.1 million (classified as other current liabilities) related to amounts paid in January 2020.

12. Other current liabilities

Other current liabilities consisted of the following as of September 30, 2020 and December 31, 2019.

	As of
	September 30, 2020	December 31, 2019
	(Euros in thousands)
Payroll tax	441	727
Accrual for vacation	820	330
Deferred grant income	35	165
Liability for share-based compensation	209	—
Provision for bonuses	—	52
Other	351	14

Total	1,856	1,288

13. Share-based payments

Immatics Biotechnologies GmbH previously issued share-based awards to employees under two different plans. Under the Immatics Biotechnologies GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which allowed employees to exercise their awards as either a SAR or a stock option. The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity settled. As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based payments in Immatics N.V.

In accordance with the employee award agreements, holders of vested awards under the 2010 Plan and 2016 Plan (including any awards scheduled to vest prior to 2021), agreed to receive a cash payment of $10.00 per award, less the applicable exercise price (“Award Cash Proceeds”). Per the terms of the employee award agreements, active employees were required to re-invest 25%-50% of the Award Cash Proceeds, net of taxes, with management members required to re-invest 50%. In total, employees elected to receive €8.9 million in net Award Cash Proceeds before taxes mainly to cover wage tax obligations by the employees, which were paid during the third quarter. These cash payments represent a modification of awards previously issued under the 2010 Plan and 2016 Plan. The Group recognized €2.6 million in operating expense related to the modification of awards issued under the 2010 Plan and previously accounted for as a liability. The Group also recognized €4.3 million as a reduction in share premium, associated with the modification from previously equity-settled tandem awards, which were settled in cash as part of the modification.

In accordance with the employee re-investment elections, employees received 733,598 shares in Immatics N.V. (“Re-investment Shares”), which had a fair value of €8.5 million based on the ARYA share price of $15.15, as of the merger on July 1, 2020. The Re-investment Shares issued represented a modification of awards previously granted under the 2010 Plan and the 2016 Plan. This modification resulted in additional operating expense of €4.1 million.

For each ordinary Re-investment Share received, active employees and management members also received two stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vest in full on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a ten-year contract life.

The Matching Stock Options award agreements had a service commencement date in June 2020. However, the grant date criteria for these awards, as specified in IFRS 2 and the underlying award agreements, were not met until July 1, 2020. Based on the July 1, 2020 grant date the Group assigned a fair value of $10.59. Immatics applied a Black Scholes pricing model to estimate the fair value of the Matching Stock Options, which the Group records as an expense over the four-year graded vesting period.

As of June 30, 2020
Exercise price in USD	$10.00
Underlying share price in USD	$15.15
Volatility	75.00%
Time period (years)	5.5
Risk free rate	0.29%
Dividend yield	0.00%

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms as previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the new employee share-based compensation plan (the “2020 Equity Plan”) that gives employees the right to acquire shares in Immatics N.V., are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period. The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V., and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

Based on the terms of the Converted Options award agreements, the awards had a service commencement date in June 2020. However, the grant date criteria for these awards, as specified in IFRS 2 and the underlying award agreements, were not met until July 1, 2020. Based on the July 1, 2020 grant date the Group assigned an average fair value of $13.79. Immatics applied a Black Scholes pricing model to estimate the fair value of the Converted Options.

As of June 30, 2020
Average exercise price in USD	$2.47
Underlying share price in USD	$15.15
Volatility	75.00%
Time period (years)	5.6
Risk free rate	0.29%
Dividend yield	0.00%

Prior to the ARYA Merger, Immatics N.V. established the 2020 Incentive Plan. After closing the ARYA Merger, employees, directors and officers received 1,087,242 employee stock options under the 2020 Incentive Plan with a service requirement (“Service Options”), to acquire shares of Immatics N.V. The service-based options will vest based on satisfaction of a four-year time-based vesting schedule.

The total amount of the Service Options granted on June 30, 2020, were accounted for by considering a fair value of $11.29. Immatics applied a Black Scholes pricing model to estimate the fair value of the Service Options.

As of June 30, 2020
Exercise price in USD	$10.00
Underlying share price in USD	$15.15
Volatility	75.00%
Time period (years)	7.0
Risk free rate	0.29%
Dividend yield	0.00%

On September 14, 2020, the Group granted additional 25,000 Service Options to a new Supervisory Board member.

A total of 1,112,242 Service Options have been granted as of September 30, 2020.

In addition, after the closing of the ARYA Merger certain executive officers and key personnel of the Group received under the 2020 Incentive Plan performance-based options (“PSUs”), vesting based both on achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively. The total amount of the PSUs granted on June 30, 2020, were accounted for by considering a fair value of $11.07.

A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurement of the fair value at grant date of the PSUs were as follows:

As of June 30, 2020
Exercise price in USD	$10.00
Underlying share price in USD	$15.15
Volatility	78.00%
Time period (years)	7.0
Risk free rate	0.29%
Dividend yield	0.00%

A total of 3,644,000 PSUs have been granted as of September 30, 2020.

The Group recognized total employee-related share-based compensation expense, during the three and nine months ended September 30, 2020 and 2019 as set out below:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	(Euros in thousands)		(Euros in thousands)
Research and development expenses	4,618	16	9,902	206
General and administrative expenses	3,605	4	7,740	61

Total share-based compensation	8,223	20	17,642	267

Until June 30, 2020, Immatics and MD Anderson were partners in a Restricted Stock Acquisition Agreement (the “RSAA”). Under the terms of the RSAA, MD Anderson was entitled to additional restricted shares in Immatics US, Inc. based on performance of certain work orders between August 14, 2018 and August 14, 2020. The RSAA was canceled as part of the Reorganization (See Note 2). MD Anderson exchanged the 397,420 shares in Immatics US, Inc., that they acquired under the RSAA for shares in Immatics N.V. This resulted in a decrease of non-controlling interest of €0.5 million and a corresponding increase of share capital and share premium. The RSAA was canceled as of July 1, 2020. Any future services rendered by MD Anderson will be paid in cash.

14. Related party disclosures

During the nine months ended September 30, 2020 the Group did not enter into any new related-party transactions with its key management personnel or with related entities other than management compensation.

Prior to the ARYA Merger, Immatics N.V. established the 2020 Incentive Plan. Immatics N.V. granted certain service-based options out of the 2020 Incentive Plan to its management and directors and in addition, performance-based options to its management upon closing of the ARYA Merger. The service-based options will vest based upon satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The performance-based options will vest based both on achievement of certain market capitalization milestones and satisfaction of a four-year time-based vesting schedule, which provides for 25% vesting on the first anniversary of the vesting commencement date and quarterly vesting thereafter. The following options were granted to Immatics’ management and directors:

	Type of options	Grant date	Number of Options	Strike Price in USD	Expiration date
Managing Directors
Harpreet Singh	Performance-based option I	June 30, 2020	532,667	10	June 30, 2030
Harpreet Singh	Performance-based option II	June 30, 2020	532,667	10	June 30, 2030
Harpreet Singh	Performance-based option III	June 30, 2020	532,667	10	June 30, 2030
Harpreet Singh	Service options	June 30, 2020	168,000	10	June 30, 2030
Harpreet Singh	Matching Stock options	June 30, 2020	264,624	10	June 30, 2030
Harpreet Singh	Converted options	June 30, 2020	30,939	1.06	June 30, 2030
Harpreet Singh	Converted options	June 30, 2020	145,371	1.17	June 30, 2030
Supervisory Directors
Peter Chambré	Service options	June 30, 2020	25,000	10	June 30, 2030
Peter Chambré	Matching Stock options	June 30, 2020	211,974	10	June 30, 2030
Adam Stone	Service options	June 30, 2020	25,000	10	June 30, 2030
Christoph Hettich	Service options	June 30, 2020	25,000	10	June 30, 2030
Heather L. Mason	Service options	June 30, 2020	25,000	10	June 30, 2030
Michael G. Atieh	Service options	June 30, 2020	25,000	10	June 30, 2030
Paul Carter	Service options	June 30, 2020	25,000	10	June 30, 2030
Eliot Forster	Service options	September 14, 2020	25,000	9.16	September 13, 2020

An additional aggregate of 1,680,000 performance-based options and 274,000 service options to purchase ordinary shares, were granted to other Immatics’ key management personnel. Also, certain key management personnel were participants in the share-based compensation plans of Immatics GmbH (2010 Plan and 2016 Plan). As part of the replacement awards issued in connection with the ARYA Merger (See Note 13), certain key management personnel received cash payments before taxes of €3.4 million, 417,415 converted options in Immatics N.V. and 750,076 matching stock options in Immatics N.V. The cash payments mainly covered wage tax obligations of the employees.

Lastly, cash payments of €1.0 million and €1.3 million before taxes were made to the former Executive Chairman and the CEO, respectively. Immatics N.V. also issued 105,987 shares and 132,312 shares as a result of the re-investment to the former Executive Chairman and the CEO, respectively.

15. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the interim condensed consolidated financial statements.

Euros in thousands		Carrying amount		Fair value
	IFRS 9	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Financial assets
Money market funds*	At fair value through profit or loss (FVTPL)	233,676	103,353	233,676	103,353
Short-term deposits*	At fair value through profit or loss (FVTPL)	25,624	16,023	25,624	16,023
Positive market value forward contracts*	At fair value through profit or loss (FVTPL)	871	—	871	—
Accounts receivable	other financial assets at amortized cost	1,049	957	1,049	957
Other current/non-current assets	other financial assets at amortized cost	1,468	1,709	1,468	1,709

Total financial assets		262,688	122,042	262,688	122,042

Financial liabilities
Accounts payable	other financial liabilities at amortized cost	9,743	7,082	9,743	7,082
Negative market value forward contracts*	At fair value through profit or loss (FVTPL)	171	—	171	—
Other current liabilities	other financial liabilities at amortized cost	1,475	1,288	1,475	1,288

Total financial liabilities		11,389	8,370	11,389	8,370

*

“Money market funds” are classified in cash and cash equivalents”. “Short-term deposits” are classified within financial assets. “Positive market value forward contract” are classified in other current assets. “Negative market value forward contracts” are classified in other current liabilities.

The carrying value of financial instruments, such as cash and cash equivalents, deposits, accounts receivable and accounts payable approximate their fair value based on the short-term maturities of these instruments. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values: All financial assets, except for derivatives, which are categorized Level 2, are categorized Level 1 and therefore are valued using quoted (unadjusted) market prices. Except for derivatives, which are categorized Level 2, all other financial liabilities are also categorized Level 1.

16. Events occurring after the reporting period

On October 1, 2020, Thomas Ulmer stepped down as the Company’s Chief Financial Officer and Arnd Christ was appointed as Chief Financial Officer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2020 and 2019 included in this interim report. You should also read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2019, and the notes thereto, which appear in our Registration Statement on Form F-1 filed on July 31, 2020 with the U.S. Securities and Exchange Commission (the “SEC”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a biotechnology company that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Our therapeutic pipeline covering two complementary treatment modalities, Adoptive Cellular Therapy (“ACT”) and TCR Bispecifics is built from our proprietary target and T cell receptor (“TCR”) discovery engines XPRESIDENT and XCEPTOR. XPRESIDENT is equipped to identify cancer targets, expressed by cancer cells and not or to a far lesser extent by healthy cells. The respective cancer targets are fractions from proteins, peptides, which are bound to human leukocyte antigen (“HLA”) molecules and therefore are called peptide-HLA (“pHLA”) targets. pHLA targets are designed to overcome the current limitations in immuno-oncology by extending the target space significantly. Unlike CAR-T therapy and current antibody-based approaches, which can only target cell surface proteins, our technology also enables the identification of otherwise inaccessible intercellular protein targets and thus significantly increases the repertoire of cancer targets as the basis for potential immunotherapies. We believe that the elucidation of the extended target space gives us an advantage that we are leveraging to develop a pipeline of novel TCR-based product candidates via two complementary treatment modalities ACT and TCR Bispecifics, both of which have been designed to deliver robust and specific T cell responses against cancer cells in late stage and earlier stage solid cancer patients, respectively. For the autologous ACT approach, ACTengine, we are developing three clinical programs (IMA201, IMA202 and IMA203) in first in human trials and one preclinical program (IMA204). Our TCR Bispecific product candidates (IMA401 and IMA402) are still at preclinical development stage.

Since our incorporation, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We are a clinical stage company and have not yet marketed any products commercially. Our success depends on the successful development and regulatory approval of our products and our ability to finance our operations.

We have assembled a team of approximately 230 employees and have established several strategic collaborations with pharmaceutical companies, including agreements with Amgen Inc. (“Amgen”), Genmab A/S, (“Genmab”), Celgene Switzerland LLC (“BMS”) and GlaxoSmithKline plc (“GSK”).

We have raised approximately €590 million in total through private and public placements of securities and through licensing payments from our collaborators including the proceeds from the ARYA Merger and the PIPE Financing that closed on July 1, 2020. These proceeds will be used for general corporate purposes.

Since incorporation, we have incurred significant operating losses. Net losses were €177.1 million and €5.0 million for the three months ended September 30, 2020 and 2019, respectively, and €207.0 million and €17.6 million, for the nine months ended September 30, 2020 and 2019, respectively. As of September 30, 2020, our accumulated deficit was €439.7 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future.

We do not expect to generate revenue from our product candidates unless and until we successfully complete clinical development and obtain regulatory approval for such product candidates. If we seek to obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses.

As a result, we will require substantial additional funding to support our continued operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings, government funding arrangements, collaborations and marketing, distribution and licensing arrangements. We may be unable to raise additional funds or to enter into such other arrangements on favorable terms, or at all. If we fail to raise capital or to enter into such arrangements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our programs.

Because of the numerous risks and uncertainties associated with pharmaceutical development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to reduce our operations.

Recent Developments

Business Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. While initially concentrated in China, spread of the outbreak is now worldwide. On January 30, 2020, the World Health Organization declared the outbreak a pandemic and a global emergency. In response, many countries and businesses instituted travel restrictions, quarantines, and office closures. The extent of the pandemic and governmental responses may impact our ability to obtain raw materials and equipment used for research and development, obtain sufficient additional funds to finance our operations, and conduct clinical trials, any of which could materially and adversely affect our business.

We continue to monitor the situation and enacted significant measures to protect our supply chain, employees, and the execution of clinical trials. To date, the pandemic has resulted in a slowdown in activities related to our laboratory operations and at some of its suppliers. The ongoing spread of COVID-19 may also negatively impact our ability to conduct clinical trials, including potential delays and restrictions on our ability to recruit and retain patients, principal investigators and healthcare employees. COVID-19 could also affect the operations of contract research organizations, which may also result in delays or disruptions in the supply of product candidates. We continue to expand our clinical programs with additional clinical trial sites opening in the US and in Europe.

Due to COVID-19, we also experienced delays in research activities performed under our collaboration agreements. Consequently, we recognized less revenue under these agreements during the first three quarters of 2020, than previously planned. We believe the declines in revenue associated with the delay in research activities are largely temporary, as the revenue is primarily associated with non-refundable upfront payments recognized on a cost-to-cost basis. COVID-19 may continue to impact the timing and amount of revenue recognized under these agreements in the future.

Completion of Business Combination with ARYA and Listing on Nasdaq

On March 17, 2020, we entered into a definitive merger agreement with ARYA Sciences Acquisition Corp. (“ARYA”), a special purpose acquisition company sponsored by Perceptive Advisors. The transaction closed on July 1, 2020. The merger (“ARYA Merger”) was effectuated as follows:

•

The shareholders of Immatics Biotechnologies GmbH exchanged their interest for ordinary shares in the share capital of Immatics B.V. (“the Reorganization”). The Reorganization is accounted for as a recapitalization, with Immatics Biotechnologies GmbH being the accounting predecessor. The Reorganization resulted in a €0.8 million decrease in share capital and an offsetting increase in share premium. Subsequent to the Reorganization, Immatics B.V. was converted into Immatics N.V. after the share exchange of Immatics shareholders.

As part of the Reorganization, the minority shareholder in Immatics US, Inc., MD Anderson Cancer Center (“MD Anderson”), exchanged its interest in Immatics US, Inc. for ordinary shares in the share capital of Immatics B.V. This resulted in a decrease to noncontrolling interest of €0.5 million, with corresponding increases to share capital and share premium.

•

ARYA merged into Immatics N.V., with former ARYA shareholders receiving one ordinary share of Immatics N.V. for each issued and outstanding ordinary share of ARYA and one warrant to purchase ordinary shares in Immatics N.V. for each issued and outstanding warrant to acquire ordinary shares in ARYA. The merger of ARYA constituted an acquisition by Immatics N.V., which is accounted for within the scope of IFRS 2.

As part of the transaction, former shareholders of ARYA received 17,968,750 shares of Immatics N.V. and 7,187,500 warrants to purchase ordinary shares of Immatics N.V. In exchange, Immatics received the net assets held by ARYA, which had a fair value of €124.9 million upon closing of the transaction on July 1, 2020. The net assets included €128.8 million of cash and cash equivalents held in ARYA’s trust account and current liabilities of €3.9 million.

In accordance with IFRS 2, the difference between the fair value of the net assets contributed by ARYA and the fair value of equity instruments provided to former ARYA shareholders is treated as an expense, resulting in a €152.8 million Share listing expense classified within Financial result (See Note 8).

•

Immatics N.V. raised an additional net €89.8 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of Immatics, ARYA and other new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €0.1 million and €89.7 million to share capital and share premium, respectively.

Both the ARYA Merger and PIPE Financing closed as of July 1, 2020. Upon consummation of the transactions, Immatics N.V. became a publicly traded corporation at the Nasdaq Capital Market, under the ticker IMTX. The Immatics Warrants are traded under the ticker IMTXW. Immatics incurred incremental transaction costs directly attributable to the ARYA Merger and the PIPE Financing of €8.6 million, which it netted against the equity proceeds as a reduction in share premium.

Presentation of Phase I Data from ACTolog® Multi-Target Pilot Study IMA101 at the 35th Annual SITC Conference

On November 10, 2020, we provided an update on our Phase I pilot study for a personalized multi-TCR-T approach, ACTolog®. The data demonstrate the feasibility, safety and biological activity of the approach. In addition, case studies within the treated patient population support further exploration of the novel target COL6A3 exon 6 and a personalized ACT approach using potent high-affinity TCRs as used in ACTengine.

Presentation of Preclinical Proof-of-Concept Data for TCR Bispecifics Program IMA401 Targeting MAGEA4/8

On October 29, 2020, we provided an update on our first TCR Bispecifics Program IMA401. Our first TCR Bispecific program IMA401 delivers preclinical proof-of-concept demonstrating complete remissions of transplanted human tumors in two mouse models and favorable CMC characteristics. The IMA401 target, an HLA-A*02-bound peptide derived both from MAGEA4 and MAGEA8, shows >5-fold higher target peptide levels on cancer cells than a commonly used target peptide derived from MAGEA4. We continue to anticipate submission of an IND application for IMA401 by the end of 2021.

Appointment of Arnd Christ as Chief Financial Officer

Arnd Christ joined our leadership team as Chief Financial Officer as of October 1, 2020. Arnd brings extensive experience and a track-record of effectively managing financial operations within the public marketplace. His strategic leadership will serve us well as we continue to pursue our development objectives for our T cell receptor-based therapeutics.

Appointment of Eliot Forster to the Board of Directors of Immatics N.V.

On September 15, 2020 Eliot Forster, PhD, was appointed to the Supervisory Board of Immatics N.V. Eliot has almost three decades of experience in the pharmaceutical and biotechnology industry. He is Chief Executive officer of F-star Therapeutics and is non-executive Chairman of Avacta plc. He brings extensive experience to our Board, including leadership of trailblazing biopharmaceutical companies in the field of immuno-oncology and others. He will further strengthen our Board, as we develop our pipeline of T cell receptor (TCR)-based therapeutics.

Preclinical data update on IMA204 ACTengine®: Cell Therapy Program Targeting the Tumor Microenvironment

On September 10, 2020, we provided an update concerning the preclinical studies of our fourth ACTengine® cell therapy program, IMA204. IMA204 is designed to address a novel target, COL6A3 exon 6, which is highly expressed in the stroma of a large number of solid tumors with novel enhanced T-cell receptors (TCRs). One of these TCRs is fully active in CD8 and CD4 T cells which would make the requirement of next-generation CD8 co-transduction technologies obsolete for this program.

Clinical Trial Approval and Infusion of our First Genetically Engineered Cellular Product in Europe

On August 18, 2020 we announced the treatment of our first patient in the IMA202-101 trial in Europe following the Clinical Trial Application (“CTA”), the equivalent of an investigational new drug application (“IND”) approval by the U.S. Food and Drug Administration (“FDA”), approval by the Paul-Ehrlich-Institute (“PEI”), the regulatory body for cell and gene therapies in Germany. In addition, we have been granted regulatory approval by the PEI to initiate another phase I clinical trial in Germany to evaluate safety, tolerability and initial signs of clinical efficacy of IMA203 and opened several clinical trial sites in Germany.

Extension of exclusive access to three cGMP manufacturing suites and our collaboration with UTHealth

On August 6, 2020, we announced the extension of our cell therapy manufacturing collaboration with The University of Texas Health Science Center at Houston, in Houston, Texas that runs until the end of 2024. The collaboration grants us exclusive access to three state-of-the-art current Good Manufacturing Practice (“cGMP”) manufacturing suites at the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory, enabling our personnel to continue production and supply of our specialized, cell-based product candidates for testing in multiple clinical trials conducted in the U.S. and Europe.

Announcement of the Board of Directors of Immatics N.V.

In July 2020 Michael Atieh, Paul Carter, Heather Mason and Adam Stone joined the Supervisory Board of Immatics N.V. Former board members of Immatics Biotechnologies GmbH, Christof Hettich, L.L.D. and Peter Chambré continue to serve as Supervisory Board member and Chairman of the Supervisory Board, respectively. These directors provide a range of experience and expertise, which will be invaluable to our continued progress as a leader in TCR-based therapeutics.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements with Amgen, Genmab, BMS and GSK.

Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further in “Critical Accounting Policies and Significant Judgments and Estimates”.

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry our research activities, including screening for off-target recognition of lead candidates, using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In each of our collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations.

The collaboration agreements resulted in €186.6 million of up-front cash payments, intended to fund the research and development activities under each contract. As part of the agreements, we contribute our XPRESIDENT® and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts on our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates, by us or collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel immuno-oncology therapies:

•	Advance the proprietary pipeline of product candidates focusing on ACTengine and TCR Bispecifics;

•	Develop Adoptive Cell Therapies and off-the-shelf biologics with distinct modes of action;

•	Advance off-the-shelf cell therapies into the clinic;

•	Enhance commercial viability of autologous cell therapies;

•	Disrupting the tumor microenvironment through combination therapies, next-generation technologies and novel target classes;

•	Expand leadership in ultra-personalized multi-target immunotherapy;

•	Maintain and enhance the competitive edge of our target and TCR technology platforms;

•	Leverage existing collaboration agreements with Amgen, Genmab, BMS and GSK; and

•	Expand our intellectual property portfolio.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future, as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We are increasing our headcount to support our continued research activities and development of our product candidates. Clinical studies generally become larger and more costly to conduct, as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects that might previously have believed to be promising;

•	we, our collaborators, or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, European Medicines Agency (“EMA”) or regulatory authorities in other countries of our ACT- or TCR Bispecifics-based product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned substantial increase in research and development expenses, as explained above, we also expect that our general and administrative expenses will increase significantly. We expect to incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs, as well as investor and public relations expenses associated with being a public company. We anticipate that the additional costs for these services will substantially increase our general and administrative expenses. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Other Income

We receive income through government grants for specific research and development projects. We recognize grant income as we perform research and development activities, specified by the grant agreements.

Other components of other income have historically been immaterial.

Financial Result

Financial result consists of both financial income and financial expense. Financial income results primarily from interest income on cash and foreign exchange gains. Our financial expense consists of interest expense related to lease liabilities and foreign exchange losses. Additionally, the ARYA Merger led to a significant one-time non-cash expense, recognized as a Share listing expense, based on the excess of the fair value of the equity instruments issued to ARYA, over the fair value of the identified net assets received.

Results of Operations

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue from collaboration agreements	€7,871	€5,056	€21,807	€14,065
Research and development expenses	(17,485)	(10,233)	(46,236)	(27,964)
General and administrative expenses	(9,215)	(2,769)	(25,488)	(7,147)
Other income	32	190	232	315

Operating result	(18,797)	(7,756)	(49,685)	(20,731)
Financial income	1,188	2,844	1,943	3,339
Financial expenses	(6,717)	(61)	(6,499)	(158)
Share listing expense	(152,787)	—	(152,787)	—

Financial result	(158,316)	2,783	(157,343)	(3,181)

Loss before taxes	(177,113)	(4,973)	(207,028)	(17,550)
Taxes on income	—	—	—	—

Net loss	(177,113)	(4,973)	(207,028)	(17,550)

Net loss per share – basic and diluted	(2.82)	(0.14)	(4.80)	(0.51)
Weighted average shares outstanding – basic and diluted	62,908,617	33,093,838	43,032,098	33,093,838

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(Euros in thousands)
Revenue from collaboration agreements:
Amgen	€381	€1,486	€3,093	€5,302
Genmab	4,056	3,416	8,571	8,609
BMS	2,158	154	7,822	154
GSK	1,276	—	2,321	—

Total revenue from collaboration agreements	€7,871	€5,056	21,807€	€14,065

Revenue from collaboration agreements increased by €2.8 million, from €5.1 million for the three months ended September 30, 2019 to €7.9 million for the three months ended September 30, 2020. The increase resulted from the collaboration agreements with BMS and GSK, consummated in August and December 2019, respectively. Due to the COVID-19 pandemic, we experienced delays in research activities performed under the Amgen and Genmab collaboration agreements. As we recognize revenue under these contracts on a cost-to-cost model based on research activities, we recognized less revenue under the Amgen and Genmab agreements during the third quarter of 2020 than previously planned. Consequently, revenue recognized under the Genmab agreement increased by €0.6 million and revenue recognized under the Amgen agreement decreased by €1.1 million. We believe that any decline in revenue associated with delayed research activities is largely temporary, because the revenue is primarily associated with non-refundable upfront payments.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Revenue from collaboration agreements increased by €7.7 million, from €14.1 million for the nine months ended September 30, 2019 to €21.8 million for the nine months ended September 30, 2020. This increase primarily resulted from the new collaboration agreements with BMS and GSK, and partly offset by the decrease in revenue recognized under the Amgen and Genmab agreements, as a result of delays in research activities due to the COVID-19 pandemic.

Research and Development Expenses

The following table summarizes our research and development expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
(Euros in thousands)
Direct research and development expenses for programs	€5,210	€3,945	€11,852	€8,769
Personnel related (excluding stock-based compensation)	4,481	3,268	13,105	9,864
Stock-based compensation expense	4,618	17	9,902	206
Others	3,176	3,003	11,377	9,126

Total research and development expenses	€17,485	€10,233	€46,236	€27,964

For the three months ended September 30, 2020, our research and development expenses were €17.5 million compared to €10.2 million for the three months ended September 30, 2019. The increase resulted primarily from share-based awards issued under the 2020 Equity Plan.

For the three months ended September 30, 2020, direct research and development expenses associated with our programs increased by €1.3 million, due to increased preclinical and clinical work performed under the programs compared to three months ended September 30, 2019. The increase in clinical work is especially due to an increase in Adoptive Cell Therapy expenses, mainly due to the ramp-up of additional clinical trial sites in the U.S. and in Europe. Furthermore, the direct research and development cost for TCR Bispecifics increased due to the start of process development and optimization for GMP manufacturing for our TCER lead candidate IMA401 in spring 2020. Lastly, expenses related to collaboration agreements increased due to the start of the new collaborations with BMS and GSK that were signed in 2019.

Personnel-related research and development expenses excluding share-based compensation for the three months ended September 30, 2020 and 2019 were €4.5 million and €3.3 million, respectively. The increase was mainly a result of our increased research and development headcount.

For the nine months ended September 30, 2020, our research and development expenses were €46.2 million compared to €28.0 million for the nine months ended September 30, 2019. The main increase resulted primarily from share-based awards issued under the 2020 Equity Plan.

For the nine months ended September 30, 2020, our direct research and development expenses associated with our programs increased by €3.2 million due to increased preclinical and clinical work performed under the programs compared to the nine months ended September 30, 2019. The increase in clinical work is especially due to an increase in Adoptive Cell Therapy expenses, mainly due to the ramp-up of additional clinical trial sites in the U.S. and in Europe. Furthermore, the direct research and development cost for TCR Bispecifics increased due to the start of process development and optimization for GMP manufacturing for our TCER lead candidate IMA401 in spring 2020. Lastly, expenses related to collaboration agreements increased due to the start of the new collaborations with BMS and GSK that were signed in 2019.

Personnel-related research and development expenses excluding share-based compensation for the nine months ended September 30, 2020 and 2019 were €13.1 million and €9.9 million, respectively. This increase of €3.3 million was mainly a result of our increased research and development headcount. The increase in other expenses for the nine months ended September 30, 2020, compared to 2019 is mainly due to an increase in IP expenses.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2020 and 2019 were €9.1 million and €2.8 million, respectively. Approximately, €3.6 million of the increase resulted from share-based awards that were issued under the 2020 Equity Plan.

The remaining €2.8 million increase in general and administrative expenses for the three months ended September 30, 2020 compared to 2019 was primarily due to an increase in personnel related expenses (excluding the stock-based compensation) of €1.0 million, an increase in professional and consulting fees of €0.8 million and an increase in insurance cost of €0.5 million. Personnel related expenses increased mainly due to the growth in headcount in our finance, human resources, as well as the communications functions. The increase in professional and consulting fees resulted from an increase in accounting, audit and legal fees as well as costs associated with ongoing business activities and our continuing efforts to operate as a public company.

General and administrative expenses for the nine months ended September 30, 2020 and 2019 were € 25.3 million and €7.1 million, respectively. Approximately €7.7 million of the increase resulted from the share-based payment awards and contains the effect of the vested parts of the stock-based compensation program, that was converted as part of the ARYA Merger as well as share-based awards issued under the 2020 Equity Plan.

The remaining increase of €10.5 million in general and administrative expenses in the nine months ended September 30, 2020 compared to September 30, 2019 was primarily due to an increase of professional and consulting fees of €6.1 million and personnel related expenses (excluding the stock-based compensation) of €3.7 million. Personnel related expenses increased mainly due to the growth in headcount in our finance, human resources and communications functions as well as a payment to the former Executive Chairman as part of the ARYA Merger. The increase in professional and consulting fees resulted mainly from an increase in accounting, audit and legal fees. The increase is due to both one-time expenses associated with the ARYA Merger and PIPE Financing as well as our continuing efforts to operate as a public company.

Other Income

Other income during the three months ended September 30, 2020 and 2019 was €0.0 million and €0.2 million, respectively.

Other income during the nine months ended September 30, 2020 and 2019 was €0.2 million and €0.3 million, respectively.

Financial income and Financial expense

Financial income decreased to €1.2 million for the three months ended September 30, 2020 compared to €2.8 million for the three months ended September 30, 2019. This decrease of €1.6 million resulted primarily from a decrease in foreign currency gains, mainly due to a negative development of our U.S. Dollar holdings, partly offset by gains on other financial instruments.

During the three months ended September 30, 2020, financial expenses amounted to €6.7 million, compared to €0.1 million during the three months ended September 30, 2019. This increase in financial expenses for the three months ended September 30, 2020 resulted primarily from unrealized foreign exchange losses of €6.5 million.

Financial income decreased to €1.9 million for the nine months ended September 30, 2020 compared to €3.3 million during the nine months ended September 30, 2019. This decrease of €1.4 million resulted primarily from a decrease in foreign currency gains, mainly due to a reduction of income associated with negative development of our U.S. Dollar holdings of €2.4 million, partly offset by gains on other financial instruments.

For the nine months ended September 30, 2020, financial expenses amounted to €6.5 million compared to €0.2 million for the nine months ended September 30, 2019. This increase in financial expenses for the nine months ended September 30, 2020, consisted primarily of unrealized foreign exchange losses of €6.1 million.

Share listing expense

As part of the ARYA Merger, we recognized a share listing expense in accordance with IFRS 2 of €152.8 million within Financial result. This is a technical accounting treatment in accordance with IFRS 2 and represents the difference between the fair value of the shares and warrants transferred to ARYA shareholders and the fair value of the identifiable net assets acquired. The difference is mainly driven by the share price increase of ARYA between the signing and closing of the Business Combination Agreement. The expense is a one-time non-cash expense.

Liquidity and Capital Resources

Sources of Liquidity

We have historically funded our operations primarily from private placements of our ordinary shares and proceeds from collaborators.

As of September 30, 2020, and December 31, 2019, we had cash and cash equivalents of €233.7 million, and €103.4 million respectively. Cash and cash equivalents are invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation, and consist primarily of cash in banks and money market accounts. Additionally, we invest funds in short-term deposits with an original maturity of between three and nine months.

The following table summarizes the primary sources and uses of cash for each period presented:

	Nine Months Ended September 30,
	2020	2019
(Euros in thousands)
Net cash provided by / (used in):
Operating activities	€(59,865)	€42,368
Investing activities	(15,551)	11,735
Financing activities	207,736	(1,395)

Total cash flow	€132,320	€52,708

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business.

We experienced net cash outflow from operating activities during the nine months ended September 30, 2020 and a net cash inflow during the nine months ended September 30, 2019, resulting primarily from differences in the net loss for the periods and working capital changes.

For the nine months ended September 30, 2020, net cash used in operating activities of €59.9 million primarily resulted from an increase in working capital of €24.1 million combined with a net loss of €207.0 million during the nine months, partially offset by non-cash charges of €173.3 million, mainly from the share listing expense and equity-settled share-based compensation expenses for employees. The increase in working capital mainly resulted from a decrease in deferred revenue.

For the nine months ended September 30, 2019, net cash provided by operating activities of €42.0 million resulted from a net loss of €17.6 million during the nine months, offset by a decrease in working capital of €56.6 million and non-cash charges of €3.4 million. The decrease in working capital mainly resulted from a receipt of an upfront fee as part of the collaboration agreement with BMS, that was closed in August 2019.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2020 was €15.6 million, mainly due to payments related to new equipment related to our new laboratory space, computer, office and other laboratory equipment as well as cash paid for investments classified as other financial assets, which are held to finance the company.

Net cash used in investing activities for the nine months ended September 30, 2019 was €11.8 million, which is primarily attributable to proceeds from the maturities of investments classified as other financial assets, which are, held to finance the company, partly offset by acquisition of new laboratory and computer equipment.

The increase in investing activities, other than cash flows from investments in financial assets, reflects the increase in our research and development activities. We intend to use the additional lab space and acquired equipment to expand our research and development efforts, especially with regards to our clinical pipeline candidates in ACTengine as well as our preclinical pipeline candidates in TCER Bispecifics.

Financing Activities

During the nine months ended September 30, 2020 net cash provided by financing activities was €207.7 million, mainly related to the ARYA Merger and the PIPE Financing, partly offset by the payment of the principal portion of lease liabilities. During the nine months ended September 30, 2020, net cash used in financing activities was €1.4 million, resulting entirely from the payment of the principal portion of lease liabilities.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €439.7 million as of September 30, 2020 and of €233.2 million as of December 31, 2019. We expect to continue to incur significant losses in the foreseeable future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development, and clinical activities of our product candidates. In addition, we expect to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	continue or expand our research or development programs in preclinical development;

•	continue or expand the scope of our clinical trials for our product candidates;

•	initiate additional preclinical studies or clinical or other trials for our product candidates, including under our collaboration agreements;

•	continue to invest in our immunotherapy platforms to conduct research to identify novel technologies;

•	change or add to internal manufacturing capacity or capability;

•	change or add additional suppliers;

•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations, as we progress our product candidates toward commercialization;

•	attract and retain skilled personnel;

•

create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts, including expansion of sites in Germany and in the U.S.;

•	seek marketing approvals and reimbursement for our product candidates;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-licenses other product candidates and technologies;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect, defend, enforce, and expand our intellectual property portfolio; and

•	experience any delays, interruptions, or encounter issues with any of the above.

We are subject to all the risks related to the development and commercialization of pharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. We believe that our cash and cash equivalents and our short-term deposits will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least for the next 12 months. Our forecast of sufficient financial runway to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary because of other factors. We have based this estimate on assumptions that may prove to be wrong, and or could utilize our available capital resources sooner than we currently expect. We will need to obtain additional financing to fund our future operations, including, completing the development and commercialization of our product candidates. Our future funding requirements will depend on many factors including, but not limited to:

•

progress, timing, scope and costs of our clinical trials, including the ability to initiate clinical sites as planned, enroll subjects and manufacture ACTs, and bispecific T cell engaging receptors, or TCR Bispecifics, product candidates for our ongoing, planned and potential future clinical trials;

•	time and cost to conduct IND or CTA enabling studies for our preclinical programs;

•	time and costs required to perform research and development, and to identify and characterize new product candidates from our research programs;

•	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our product;

•	our ability to successfully commercialize our product candidates, if approved;

•	our ability to have clinical and commercial products successfully manufactured consistent with FDA, EMA, and other authorities’ regulations;

•

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

•	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

•	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

•	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

•	cash requirements of any future acquisitions or the development of other product candidates;

•	costs of operating as a public company;

•	time and cost necessary to respond to technological, regulatory, political and market developments;

•	costs of filing, prosecuting, defending and enforcing any patent claims, and other intellectual property rights;

•	costs associated with any potential acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish; and

•	inability of clinical sites to enroll patients as health care capacities are required to cope with natural disasters, epidemics, or other health system emergencies, such as the COVID-19 pandemic.

A change in the outcome of any of these or other variables with respect to the development of any of our current and future product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements as well as grant funding. We will use the proceeds from the PIPE Financing, together with the proceeds received from the ARYA trust account, for general corporate purposes, including funding such operating plans.

If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we raise additional capital through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our shareholders’ rights. Further, to the extent that we raise additional capital through the sale of ordinary shares or securities convertible or exchangeable into ordinary shares, our shareholders’ ownership interest will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain additional funding on favorable terms when needed, we may have to delay, reduce the scope of or terminate one or more of our research and development programs or clinical trials.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of December 31, 2019 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
(Euros in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease liabilities(1)	€1,482	1,823	47	—	€3,352
Other lease obligations(2)	172	324	300	300	1,096
In-license agreements(3)	455	200	—	—	655
Contract research organization agreements(4)	1,131	1,466	—	—	2,597
Total contractual obligations	€3,240	3,813	347	300	€7,700

(1)

Represents our future minimum commitments under non-cancellable lease liabilities reflected on the balance sheet in our audited consolidated financial statements. During the first nine months of 2020, we signed further lease agreements leading to additional lease commitments of approximately €3.2 million, which are not reflected in the above table.

(2)

Represents our future minimum commitments under non-cancellable leasing arrangements, which are not capitalized under IFRS 16. These arrangements include short-term as well as low value leases, which are not reflected on our balance sheet.

(3)	Represents obligations of non-cancellable terms of license agreements.
(4)	Represents obligations from contract research organization agreements.

We have lease agreements for land and buildings in our locations in Tübingen and Munich, Germany, and Houston, Texas, which will expire between 2020 and 2026, respectively. In addition, we have various leases for equipment and cars, which will expire in 2022. The amounts in the table above represent our fixed contractual lease obligations and do not include the optional extensions.

In addition to the above obligations, we enter into a variety of agreements and financial commitments in the normal course of business. The terms generally provide us with the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. However, it is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations, and the unique facts and circumstances involved in each agreement.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2020 and 2019, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board. The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions, that affect the value of assets and liabilities, as well as contingent assets and liabilities, as reported on the balance sheet date, and revenues and expenses arising during the fiscal year. The main areas in which assumptions, estimates, and exercising of discretion are appropriate, relate to revenue recognition, research and development expenses, share-based compensations, and income taxes. We based our assumptions and estimates on parameters available, when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

We believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive up-front licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our intellectual property to the respective collaborators. As these agreements comprise several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For each of our four collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our customer simultaneously receives and consumes the benefit from our performance. Up-front licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable, that a significant reversal in the amount of cumulative revenue recognized, will not occur. To date, no milestone has been included in the transaction price and recognized into revenue.

Research and Development Expenses

Research and development expenses are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses and external costs of vendors engaged to conduct preclinical development activities and clinical trials as well as the cost of licensing technology.

All patent-related costs incurred in connection with filing and prosecuting patent applications are classified as research and development expenses and expensed as incurred due to the uncertainty about the recoverability of the expenditure.

Share-Based Compensation

Immatics GmbH had share-based compensation plans, which issue SARs and tandem awards (consisting of either a SAR or a stock option) issued to employees.

The SARs and tandem awards were converted as part of the ARYA Merger. The conversion is accounted for as a modification in accordance with IFRS 2.

As part of the ARYA merger, we also introduced a new share-based compensation plan that includes PSUs and service options.

We determined the value of all share-based awards with the assistance of a third-party valuation specialist, using both Black Scholes pricing models as well as Monte Carlo simulations to estimate the fair value of the share-based awards. In both models, we include certain assumptions, such as share price volatility, the determination of an appropriate risk-free interest rate, expected dividends and the probability of reaching certain exercisability criteria. Expected volatility of the equity plan of was determined by calculating the historic volatility in share prices of peer companies within the biotechnology industry and the expected life in the model has been adjusted, based on our management’s best estimate, for the effects of non-transferability and exercise restrictions.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Currently, all tax loss carryforwards are fully reserved due to management judgement regarding the future profitability of the company.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2020 and 2019 please refer to our consolidated financial statements as of December 31, 2019.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments, including liquidity risk and currency risk. Our risk management is governed by our Executive Committee. We do not engage in the trading of financial assets for speculative purposes. The most significant financial risks to which we are exposed include the risks discussed below.

Our principal financial instruments are comprised of cash, cash equivalents and fixed-term deposits. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payable, which arise directly from our operations.

The main risks arising from our financial instruments are interest rate risk, liquidity risk and currency exchange risk. The Executive Committee reviews and agrees to policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments.

Regarding the liabilities shown in the statement of financial position, we are currently not subject to interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash, cash equivalents, deposits and accounts receivable. Our cash, cash equivalents and deposits are denominated in Euros and U.S. Dollars. Cash, cash equivalents and deposits securities are maintained with two high-quality financial institutions in Germany and one in the U.S.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporations which are counterparts to our financial instruments, and we do not anticipate non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular, it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. Dollars. Our Finance Department regularly analyzes currency risks and aims to match U.S. Dollar cash inflows with U.S. Dollar cash outflows wherever possible.

Our cash and cash equivalents were €233.6 million and €103.4 million as of September 30, 2020 and December 31, 2019, respectively. As of September 30, 2020, approximately 94% of our cash and cash equivalents were held in Germany, of which approximately 27% were denominated in Euros and 73% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the U.S. and denominated in U.S. Dollars.

Liquidity risk

We continuously monitor our risk to a shortage of funds. Our objective is to maintain a balance between continuity of funding and flexibility through the use of capital increases. We concluded that our liquidity risk is moderate.

Internal Controls over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility, that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2019, we identified material weaknesses in our internal controls related to (i) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience, (ii) clearly defined control processes, roles and segregation of duties within our finance and accounting functions, and (iii) the design and operating effectiveness of IT general controls for information systems, that are significant to the preparation of our consolidated financial statements.

We are developing a remediation plan designed to address these material weaknesses and other existing deficiencies. We have initiated the process of documenting and evaluating our internal control over financial reporting. In doing so, we rely on the assistance of external advisors with expertise in these matters. Additionally, we have and continue to train our accounting and finance staff and hired financial reporting personnel, to develop and implement appropriate internal controls and reporting procedures.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in in our Registration Statement on Form F-1, filed with the Securities and Exchange Commission on July 31, 2020.